SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
SPARTA, INC.
(Name of Subject Company (Issuer))
SPARTA, INC.
(Names of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Jerry Fabian
Vice President and Chief Administrative Officer
SPARTA, Inc.
25531 Commercentre Drive, Suite 120
Lake Forest, CA 92630-8874
(949) 583-2305
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Scott E. McConnell
McConnell, Dunning & Barwick LLP
15 Enterprise, Suite 360
Aliso Viejo, CA 92656
(949) 900-4400
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$701,088	$75.02
     * Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4), this amount is based on the net book value of the shares to be acquired, computed as of September 30, 2006.
     ** The amount of the filing fee, calculated in accordance with Rule 0-11(b), equals one-fiftieth of one percent of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A
Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
	☐	third party tender offer subject to Rule 14d-1.
	☑	issuer tender offer subject to Rule 13e-4.
	☐	going private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Tender Offer Statement on Schedule TO relates to the offer by SPARTA, Inc., a Delaware corporation (the “Company”), to acquire shares of its common stock, par value $.01 per share, in exchange for all of the outstanding common stock of Spiral Technology, Inc., a California corporation (“Spiral”), held by the Company, upon the terms and subject to the conditions set forth in the Offering Memorandum dated November 29, 2006 (the “Offering Memorandum”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
     Prior to the commencement of the offer to which this Schedule TO relates, the Company requested and received from the Securities and Exchange Commission a letter dated October 4, 2006 granting an exemption from Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934 permitting the Company to make such offer only to those of its stockholders who are employees of Spiral Technology, Inc.
      ii

Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offering Memorandum is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is SPARTA, Inc., a Delaware corporation, and the address of its principal executive office is 25531 Commercentre Drive, Suite 120, Lake Forest, CA 92630-8874. The telephone number at its principal executive office is (949) 768-8161.
     (b) The subject class of equity security is the common stock, $.01 par value per share, of SPARTA, Inc. As of September 30, 2006, there were a total of 5,062,231 shares of such security outstanding.
     (c) The information set forth in the Offering Memorandum under the caption “Price Range of SPARTA Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2. The information set forth in the Offering Memorandum under the caption “Interest of SPARTA Directors and Executive Officers; Transactions Concerning Shares” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The following sections of the Offering Memorandum contain a description of the material terms and of the transaction and are incorporated herein by reference:
“Summary Term Sheet”
“Executive Summary”
“Description of Split-Off Transaction”
“Description of Spiral’s Capital Stock”
     (b) Securities of the Company will not be acquired in the transaction from any officer, director or affiliate of the Company, except for R. Stephen McCarter, who is a Senior Vice President of the Company and the Sector President of the Company’s Hardware Systems Sector. The terms and conditions of the acquisition of shares of the Company from Mr. McCarter will be identical to those applicable to the acquisition of shares from any other person who elects to participate in the transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) None.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) The information set forth in the Offering Memorandum under the captions “Executive Summary” and “Description of the Split-Off Transaction – Purpose of the Transaction” is incorporated herein by reference.
     (b) The information set forth in the Offering Memorandum under the caption “Description of the Split-Off Transaction – Purpose of the Transaction” is incorporated herein by reference.
     (c) None.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Not applicable.
     (b) Not applicable.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) The information set forth in the Offering Memorandum under the caption “Interest of SPARTA Directors and Executive Officers; Transactions Concerning Shares” is incorporated herein by reference.
     (b) The information set forth in the Offering Memorandum under the caption “Interest of SPARTA Directors and Executive Officers; Transactions Concerning Shares” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) None.
Item 10. Financial Statements.
     (a) The information set forth in the Offering Memorandum under the caption “Certain SPARTA Financial Information” is incorporated herein by reference.
     (b) Not applicable.
Item 11. Additional Information.
     (a) and (b) The information set forth in the following sections of the Offering Memorandum is incorporated herein by reference:

“Summary Term Sheet”
“Executive Summary”
“Risk Factors”
“Description of Split-Off Transaction”
“Unaudited Selected Spiral Financial Data
“Management’s Discussion and Analysis of Spiral’s Financial Condition and Results of Operations”
“Business of Spiral”
“Management of Spiral”
“Description of Spiral’s Capital Stock”
“Price Range of SPARTA Common Stock”
“Certain SPARTA Financial Information”
“Interest of SPARTA Directors and Executive Officers; Transactions Concerning Shares
“Additional Information Concerning SPARTA”
“Additional Information Concerning the Offer and Split-Off Transaction”
     To the knowledge of the Company, no anti-trust laws are applicable to the transaction, and there are no pending legal proceedings relating to the tender offer.
Item 12. Exhibits.

(a)(1)(A)*	Offering Memorandum dated November 29, 2006

(a)(1)(B)*	Letter of Transmittal (attached as Exhibit A to the Offering Memorandum filed as Exhibit (a)(1)(A herewith))

(a)(1)(C)*	Letter to Spiral Employees and Instructions to Letter of Transmittal dated November 29, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable
Item 13. Information Required by Schedule 13E-3
     Not applicable

*	Filed herewith

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2006	SPARTA, INC.
	By:	/s/ JERRY R. FABIAN
Jerry R. Fabian, Chief Administrative Officer

Exhibit Index

(a)(1)(A)*	Offering Memorandum dated November 29, 2006

(a)(1)(B)*	Letter of Transmittal (attached as Exhibit A to the Offering Memorandum filed as Exhibit (a)(1)(A herewith))

(a)(1)(C)*	Letter to Spiral Employees and Instructions to Letter of Transmittal dated November 29, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Filed herewith